EXHIBIT 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
General
As of the date of the Annual Report on Form 10-K, of which this Exhibit 4.8 is a part, Extended Stay America, Inc. (the “Corporation”) and ESH Hospitality. Inc. (“ESH REIT”) have the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Corporation’s Common Stock, par value $0.01 per share and ESH REIT’s Class B common stock, par value $0.01 per share, which are attached and trade together as a “Paired Share”.
The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by the Corporation’s amended and restated certificate of incorporation and second amended and restated bylaws and ESH REIT’s amended and restated certificate of incorporation and amended and restated bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.8 is a part. We encourage you to read these documents and the applicable provisions of the Delaware General Corporation Law (the “DCGL”) for additional information.

Authorized Shares

The Corporation
The Corporation’s charter authorizes the Corporation to issue 7,700,000,000 shares of capital stock, consisting of (i) 3,500,000,000 shares of common stock, par value $0.01 per share; (ii) 350,000,000 shares of preferred stock, par value $0.01 per share, of which 25,000 shares are designated Series A Preferred Stock; (iii) 3,500,000,000 shares of excess common stock, par value $0.01 per share, into which the Corporation common stock is convertible; and (iv) 350,000,000 shares of excess preferred stock, par value $0.01 per share, into which the preferred stock is convertible, of which 25,000 shares are designated as Excess Series A Preferred Stock.
The Corporation’s charter grants to the board of directors of the Corporation the power to classify and authorize the issuance of one or more classes or series of Corporation preferred stock having such voting rights, rights to dividends, distributions, liquidation preference, conversion rights, exchange rights and redemption rights, and such designations, preferences and participations and other limitations or restrictions as are specified by the board of directors of the Corporation and as are not prohibited by the Corporation’s charter or applicable law.

ESH REIT
ESH REIT’s charter authorizes ESH REIT to issue 24,900,000,125 shares of capital stock, consisting of: (i) 4,300,000,000 shares of Class A common stock, par value $0.01 per share; (ii) 7,800,000,000 shares of Class B common stock, par value $0.01 per share; (iii) 125 shares of preferred stock, no par value; (iv) 350,000,000 shares of preferred stock, par value $0.01 per share; (v) 4,300,000,000 shares of excess Class A common stock, par value $0.01 per share, into which the Class A common stock is convertible; (vi) 7,800,000,000 shares of excess Class B common stock, par value $0.01 per share, into which the Class B common stock is convertible; and (vii) 350,000,000 shares of excess preferred stock, par value $0.01 per share, into which the preferred stock is convertible.
ESH REIT’s charter grants to the board of directors of ESH REIT the power to classify and authorize the issuance of one or more classes or series of ESH REIT preferred stock having such voting rights, rights to dividends, distributions, liquidation preference, conversion rights, exchange rights and redemption rights, and such designations, preferences and participations and other limitations or restrictions as are specified by the board of directors of ESH REIT and as are not prohibited by ESH REIT’s charter or applicable law.
As of December 31, 2019, there 250,493,583 shares of Class A common stock of ESH REIT issued and outstanding, 179,483,397 shares of Class B common stock of ESH REIT issued and outstanding and 125 shares of 12.5% preferred stock of ESH REIT issued and outstanding. As of December 31, 2019, no shares of excess stock of the Corporation or ESH REIT were issued and outstanding.

Pairing Arrangement
The terms of the Corporation’s common stock and ESH REIT’s Class B common stock currently require that, until the limitation on transfer provided for in Article VI of each of the Corporation’s charter and ESH REIT’s charter is terminated, shares of common stock of the Corporation and shares of Class B common stock of ESH REIT are transferable and tradeable only in combination as units, each unit initially consisting of one share of Corporation common stock and one share of ESH REIT Class B common stock. The certificates evidencing the Corporation common stock and ESH REIT Class B common stock bear legends that restrict transfers of paired shares of Corporation common stock and ESH REIT Class B common stock on an unpaired basis.
However, the Corporation’s charter and ESH REIT’s charter do allow the respective boards of directors of the Corporation and ESH REIT to, in their sole discretion, issue unpaired shares of their capital stock. In addition, holders of either shares of Corporation common stock or shares of ESH REIT Class B common stock have the option, by the affirmative vote of a majority of the shares of the Corporation common stock or shares of ESH REIT Class B common stock, as the case may be, then outstanding, to elect to eliminate the pairing arrangement in accordance with the respective charters of the Corporation and ESH REIT. The pairing arrangement may also be terminated by an action taken by the respective boards of directors of the Corporation and ESH REIT. The pairing arrangement will be automatically terminated upon bankruptcy of either of the Corporation or ESH REIT.
The Corporation and ESH REIT each have the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of Class B common stock of ESH REIT from the holders of such shares in exchange for cash, securities of the Corporation or ESH REIT, as the case may be, and/or any other property with a fair market value, as determined by a third party valuation, investment banking or other financial advisory firm, at least equal to the fair market value of the Class B common stock of ESH REIT being exchanged. The Corporation and ESH REIT each have the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of the Corporation’s common stock from the holders of such shares in exchange for cash, securities of the Corporation or ESH REIT, as the case may be, and/or any other property with a fair market value, as determined by a third party valuation, investment banking or other financial advisory firm, at least equal to the fair market value of the Corporation’s common stock being exchanged.
After any such acquisition, shares of the Corporation’s common stock may be paired with shares of Class B common stock of ESH REIT in a different proportion, but such shares will continue to be attached and trade together. The Class A common stock of ESH REIT to be owned by the Corporation will be freely transferable, and if transferred, the transferee will hold unpaired shares of common stock of ESH REIT.
Limits on Ownership of Stock and Restrictions on Transfer
For ESH REIT to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding shares of equity stock. Specifically, not more than 50% in value of ESH REIT’s outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (this ownership restriction is commonly referred to as the “5/50 Test”). Additionally, the shares of stock must be beneficially owned by 100 or more persons, during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, at least 75% of ESH REIT’s gross income for each year must consist of qualified “rents from real property” and income from certain other real property investments. The Code contains certain provisions that exclude rental income paid by a “related party” from the concept of qualified “rents from real property” for purposes of this gross income test. The Code will treat the Corporation as a “related party” for purposes of this gross income test if ESH REIT owns, actually or constructively, 10% or more of the ownership interests in the Corporation within the meaning of section 856(d)(2)(B) of the Code. ESH REIT will be deemed to constructively own 10% or more of the ownership interests in the Corporation if a person holding 10% or more of ESH REIT common stock also holds 10% or more of Corporation common stock. Thus, if one person held 10% or more of the outstanding Paired Shares, the Corporation would be deemed a related party of ESH REIT and ESH REIT would lose its status as a REIT. Accordingly, both ESH REIT and the Corporation must have various restrictions on the ownership of shares of their capital stock in order to ensure that the 5/50 Test is met, as well as to ensure that rents received by ESH REIT from the Corporation are not deemed to be rents from a related party. The 250,493,583 shares of ESH REIT’s Class A common stock held entirely by the Corporation are excluded from the ownership restrictions.

To protect ESH REIT against the risk of losing its status as a REIT due to a concentration of ownership among its stockholders, and to otherwise address concerns related to a concentrated ownership of capital stock, the Corporation’s charter and ESH REIT’s charter, subject to certain exceptions, provide that no single person may “Beneficially Own” or “Constructively Own” more than 9.8% of the outstanding shares of any class or series of capital stock. The certificates evidencing the Corporation common stock and Class B common stock of ESH REIT bear legends that specify restrictions on ownership and transfer. The Class A common stock of ESH REIT and the 125 shares of preferred stock of ESH REIT are not subject to the 9.8% ownership limitation under the charter of ESH REIT. Each of the boards of directors of the Corporation and ESH REIT may waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit would not jeopardize ESH REIT’s status as a REIT for U.S. federal income tax purposes. In addition, ESH REIT’s charter provides that any transfer of ESH REIT’s Class B common stock or preferred stock that would result in (i) ESH REIT being “closely held” within the meaning of Section 856(h) of the Code, (ii) ESH REIT owning, actually or constructively, 10% or more of the ownership interests in a tenant of the real property of ESH REIT or any direct or indirect subsidiary, within the meaning of Section 856(d)(2)(B) of the Code or (iii) the capital stock of ESH REIT being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code shall be void ab initio. The Corporation’s charter also provides that any transfer of the Corporation’s common stock or preferred stock that would result in (i) the Corporation being “closely held” within the meaning of Section 856(h) of the Code (as if the Corporation were a REIT), (ii) the Corporation owning, actually or constructively, 10% or more of the ownership interests in a tenant of the real property of the Corporation or any direct or indirect subsidiary, within the meaning of Section 856(d)(2)(B) of the Code (as if the Corporation were a REIT) or (iii) the capital stock of the Corporation being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code (as if the Corporation were a REIT) shall be void ab initio.
Shares Owned in Excess of the Ownership Limit
As described above, in order to protect ESH REIT against the risk of losing its status as a REIT, the Corporation’s charter and ESH REIT’s charter provide, subject to certain exceptions, that no single person may “Beneficially Own” or “Constructively Own” more than 9.8% of the outstanding shares of any class or series of capital stock. See “—Limits on Ownership of Stock and Restrictions on Transfer.” Stock of ESH REIT or stock of the Corporation owned, or deemed to be owned, or transferred to a stockholder in excess of the 9.8% ownership limits will be converted automatically into shares of “excess stock” and will be transferred, by operation of law, to a trust, the beneficiary of which is a qualified charitable organization. However, for purposes of determining shares owned in excess of the ownership limit, the 250,493,583 shares of Class A common stock of ESH REIT held entirely by the Corporation, are excluded from the ownership limitations.
Upon the conversion into excess shares of any shares of any class or series of stock of ESH REIT or the Corporation that are paired with a class or series of shares of stock of the Corporation or ESH REIT, such shares of the Corporation or ESH REIT shall likewise be converted into an equal number of shares of excess stock and be paired with such converted shares of ESH REIT or the Corporation, as the case may be, and shall be simultaneously transferred to a trust.
Upon the occurrence of such a conversion of shares of any class or series of stock of ESH REIT or the Corporation into an equal number of shares of excess stock, ESH REIT or the Corporation, as the case may be, shall take all necessary action to retire such shares of stock, and such shares may be re-issued from time to time by ESH REIT or the Corporation, as the case may be.
Each share of excess stock is entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the board of directors of ESH REIT or the Corporation, as the case may be, as shares of the class or series of stock from which such excess stock was converted. The trustee, to whom shares of excess stock are transferred, as record holder of the shares of excess stock, is entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the beneficiary. The “prohibited owner,” with respect to such shares of excess stock, shall, subject to applicable law, repay to the trust the amount of any dividends or distributions received by it that are attributable to any shares that have been converted into shares of excess stock and which were distributed by ESH REIT or the Corporation on a record date which was on or after the date that such shares were converted into shares of excess stock. ESH REIT and the Corporation shall take all measures that they determine reasonably necessary to recover the amount of any such dividend or distribution paid to a prohibited owner, including, if necessary, but subject to applicable law, withholding any portion of future dividends or distributions payable on shares beneficially or constructively owned by such person who, but for these provisions, would own the shares of stock that were converted into shares of excess stock; and, as soon as reasonably practicable following ESH REIT’s or the Corporation’s receipt or withholding thereof, shall, subject to applicable law, pay over to the trust for the benefit of the beneficiary the dividends so received or withheld, as the case may be.
Right to Purchase Excess Stock
In addition to the foregoing transfer restrictions, and as more fully explained in the Corporation’s charter and ESH REIT’s charter, shares of excess stock are deemed to have been offered for sale to the Corporation or ESH REIT, as applicable, or their respective designees, at a price per share equal to the lesser of (1) the price per share in the transaction that created such shares of excess stock or (2) the market price on the date the Corporation or ESH REIT, as applicable, or their respective designees, accepts such offer. The Corporation or ESH REIT, as applicable, or their respective designees shall have the right to accept such offer for a period of 90 days.
General
The foregoing restrictions on transferability and ownership will not apply if ESH REIT’s board of directors determines that it is no longer in its best interest for ESH REIT to continue to qualify as a REIT. Furthermore, ESH REIT’s or the Corporation’s board of directors may, in their sole discretion, waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit will not jeopardize ESH REIT’s qualification as a REIT.
Shareholders are required to disclose to us in writing any information with respect to their ownership of our capital stock that we may reasonably request in order to determine ESH REIT’s status as a REIT and to ensure compliance with the ownership limits.
The ownership limits may have the effect of delaying, deferring or preventing a change of control of the companies.
Description of Common Stock of the Corporation
Holders of Corporation common stock are entitled to one vote for each share on all matters that the Corporation’s stockholders vote upon, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of Corporation preferred stock, common stockholders are entitled to any dividends that the board of directors of the Corporation may declare. Holders of Corporation common stock are entitled to share ratably in the Corporation’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of Corporation preferred stock then outstanding. Holders of Corporation common stock have no preemptive rights to purchase shares of its stock. For ESH REIT to qualify as a REIT under the Code, among other things, no more than 50% of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. To assist ESH REIT in meeting this requirement, the Corporation may take actions such as the automatic conversion of shares in excess of this ownership restriction into shares of excess stock to limit the beneficial ownership of its outstanding equity securities, directly or indirectly, by one individual. See “—Limits on Ownership of Stock and Restrictions on Transfer.” All outstanding shares of Corporation common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Corporation common stock will be subject to those of the holders of any shares of Corporation preferred stock the Corporation may issue in the future.
The Corporation common stock is represented by certificates, unless the board of directors of the Corporation adopts a resolution providing that some or all of the Corporation common stock shall be uncertificated. Any resolution will not apply to any shares of common stock that are already certificated until the shares are surrendered to the Corporation.

Description of Class A Common Stock and Class B Common Stock of ESH REIT
The Class A common stock is held by the Corporation. The Corporation holds an amount of Class A common stock that represents a majority, by vote and value, of the capital stock of ESH REIT. The Class B common stock is held by stockholders of the Corporation as part of the Paired Shares.
Holders of Class A common stock and Class B common stock will generally vote together on all matters on which stockholders generally are entitled to vote, voting as a single class, each holder of Class B common stock, as such, shall be entitled to one vote for each share of Class B common stock held of record by such holder and each holder of Class A common stock, as such, shall be entitled to the greater of (i) one vote for each share of Class A common stock held of record by such holder or (ii) the number of votes for each share of Class A common stock that results in the holders of Class A common stock, in aggregate, being entitled to cast a number of votes representing 55% of the total voting power of all outstanding equity securities of ESH REIT. Subject to the rights of holders of any then outstanding shares of ESH REIT preferred stock, Class A common stock and Class B common stock are entitled to any dividends that ESH REIT’s board of directors may declare. Each share of Class A common stock and Class B common stock are entitled to the same amount of dividends per share, except that if (i) (a) ESH REIT is restricted under a loan, credit facility or other borrowing and (b) ESH REIT’s board of directors determines it necessary or desirable to continue to satisfy the distribution requirements under Section 857 of the Code, or (ii) ESH REIT’s board of directors determines it necessary or desirable to prevent ESH REIT and the Corporation from being treated as “stapled entities” (as defined in Section 269B(c)(2) of the Code), then to the extent necessary to satisfy clauses (i) and (ii), ESH REIT may (a) declare and pay taxable dividends, in cash, in kind, or in equity stock, in respect of the Class A common stock that differ, in kind and/or amount, from dividends paid in respect of the Class B common stock, including, but not limited to, (x) the payment of no dividends in respect of the Class B common stock, (y) distributing taxable stock dividends paid in respect of the Class A common stock in the form of Class A and/or Class B common stock and/or preferred stock of ESH REIT and (z) distributing taxable stock dividends paid in respect of the Class B common stock in the form of Class B common stock. ESH REIT and the Corporation have separate and independent distribution policies. Holders of Class A common stock and Class B common stock are entitled to share ratably in ESH REIT’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of ESH REIT preferred stock then outstanding. Each share of Class A common stock will be convertible into one share of Class B common stock only in connection with a distribution or third party sale of Paired Shares by the Corporation. There are customary REIT ownership and transfer restrictions with respect to the Class B common stock. See “—Limits on Ownership of Stock and Restrictions on Transfer.” The Corporation will be free to sell its Class A common stock representing a controlling, majority ownership of ESH REIT at any time.
Description of Preferred Stock
The charters of the Corporation and ESH REIT provide that the board of directors of each of the Corporation and ESH REIT may, from time to time, authorize the issuance of one or more series of preferred stock without stockholder approval.
One of the effects of undesignated preferred stock may be to enable the board of directors of the Corporation or ESH REIT to discourage an attempt to obtain control of the Corporation or ESH REIT by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of holders of Paired Shares by, among other things:

•	restricting dividends on the Paired Shares;

•	diluting the voting power of the common stock of the Corporation or ESH REIT;

•	impairing the liquidation rights of the Paired Shares; or

•	delaying or preventing a change in control of the Corporation or ESH REIT without further action by the stockholders.

The Corporation

As of December 31, 2019, there were 7,130 shares of voting preferred stock, par value $0.01 per share, of the Corporation issued and outstanding.
With respect to dividend, distribution and liquidation rights, the voting preferred stock ranks senior to the Corporation common stock. The liquidation preference of the voting preferred stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable.
Dividends. Dividends on the voting preferred stock are payable quarterly in arrears at a rate of 8.0% per year.
Holder Mandated Redemption. On or after the fifth anniversary of the issuance of the voting preferred stock, a holder of the voting preferred stock has the right to require the Corporation to redeem in cash the voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption. All of the currently outstanding voting preferred stock has been outstanding for more than five years and, accordingly, all holders of voting preferred stock have the right to require the Corporation to redeem their voting preferred stock
Corporation Mandated Redemption. On the seventh anniversary of the issuance of the voting preferred stock, the Corporation shall mandatorily redeem the voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption. All of the currently outstanding voting preferred stock is subject to mandatory redemption in November 2020.
Voting. Holders of voting preferred stock are generally entitled to one vote for each share and will vote together with the Corporation common stock as a single class on all matters that the Corporation’s common stockholders are entitled to vote upon. The Corporation’s charter provides that a majority of the votes entitled to be cast by the holders of the voting preferred stock are necessary for any:

•
amendment to the Corporation’s charter or bylaws that has a material adverse effect on the rights and preferences of the voting preferred stock or that increases the number of authorized shares of voting preferred stock; and

•	any reclassification of the voting preferred stock.

ESH REIT
As of December 31, 2019, there were 125 shares of 12.5% preferred stock, no par value, of ESH REIT issued and outstanding.
With respect to dividends and distributions upon ESH REIT’s liquidation, winding-up and dissolution, the 12.5% preferred stock ranks senior to the Class A common stock and the Class B common stock. The liquidation preference of the 12.5% preferred stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable.
Dividends. Dividends on the 12.5% preferred stock are payable in cash semi-annually at a rate of 12.5% of the liquidation preference per year. To the extent not paid semi-annually, unpaid dividends will accrue interest at the simple per annum rate of 12.5% on the amount of the unpaid dividends through the date on which the unpaid distributions are paid in full.
Redemption. Shares of 12.5% preferred stock may be redeemed, in whole or in part, at any time for a per share amount equal to the liquidation preference plus all accrued but unpaid dividends and any interest on unpaid dividends through the date of redemption. There is no premium payable upon the redemption of the 12.5% preferred stock.
Voting. Except as expressly permitted in ESH REIT’s charter and except as required by applicable law, the holders of shares of 12.5% preferred stock have no voting rights. ESH REIT’s charter provides that a majority of the votes entitled to be cast by the holders of the 12.5% preferred stock are necessary for any:

•	authorization or issuance of any class or series of stock with any rights that are senior to or have parity with the 12.5% preferred stock;

•
any amendment to ESH REIT’s charter or bylaws that has a material adverse effect on the rights and preferences of the 12.5% preferred stock or that increases the number of authorized or issued shares of 12.5% preferred stock; and

•	any reclassification of the 12.5% preferred stock.

Composition of the Boards of Directors of the Corporation and ESH REIT
In accordance with the bylaws of the Corporation and ESH REIT, the number of directors comprising the boards of directors of the Corporation and ESH REIT are determined from time to time by their boards of directors, and only a majority of the boards of directors may fix the number of directors. Corporation has seven directors and ESH REIT has seven directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the boards of directors of the Corporation or ESH REIT, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.
Limitation on Liability and Indemnification of Officers and Directors of the Corporation and ESH REIT
The charters of the Corporation and ESH REIT provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to the Corporation or ESH REIT or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or knowing a violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

In addition, the bylaws of the Corporation and ESH REIT provide that each will indemnify their respective directors and officers to the fullest extent Delaware law permits. The Corporation and ESH REIT have entered into indemnification agreements with our directors and executive officers. We also maintain directors and officers insurance.

Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Corporation’s and ESH REIT’s charters, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities (which includes any investment or business opportunity or potential transaction or matter, including without limitation those that might be the same as or similar to the Corporation’s or ESH REIT’s affiliates business or activities) that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are the Corporation’s, ESH REIT’s or their subsidiaries’ employees. The Corporation’s and ESH REIT’s charters provide that, to the fullest extent permitted by law, none of the stockholders or any of their affiliates or any director who is not employed by the Corporation or ESH REIT (including any non-employee director who serves as one of the Corporation’s or ESH REIT’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for the Corporation or ESH REIT or their affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Corporation’s and ESH REIT’s charters do not renounce the Corporation’s or ESH REIT’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Corporation or ESH REIT. To the fullest extent permitted by law, no business opportunity is deemed to be a potential corporate opportunity for the Corporation or ESH REIT unless the Corporation or ESH REIT would be permitted to undertake the opportunity under the Corporation’s or ESH REIT’s charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Anti-Takeover Effects of the Charter and Bylaws of the Corporation and ESH REIT
The charter and bylaws of the Corporation and ESH REIT contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the boards of directors for the Corporation and ESH, respectively, and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Corporation and ESH REIT unless such takeover or change of control is approved by the applicable board of directors.
Business Combinations with Interested Stockholders
Each of the Corporation and ESH REIT elected not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, neither the Corporation nor ESH REIT is subject to any anti-takeover effects of Section 203. However, each of the Corporation’s charter and ESH REIT’s charter contains provisions that have the same effect as Section 203, except that they provide that certain stockholders and their respective affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of the voting stock owned by them, and accordingly will not be subject to such restrictions.
Removal of Directors
The bylaws of the Corporation and ESH REIT provide that a director of the Corporation or ESH REIT, as the case may be, may be removed with or without cause by the affirmative vote of at least a majority of the voting power of all shares then entitled to vote at an election of directors acting as a single class. The charters of the Corporation and ESH REIT provide, for purposes of election to and membership on the board of directors of the Corporation or ESH REIT, no person designated or nominated for election, may, at any time, cause the boards to have a majority or greater than a majority of directors in common. In the event that the board of directors of the Corporation and the board of directors of ESH REIT have more than a majority of directors in common, then, unless cured, the minimum number of directors as necessary to bring the Corporation and ESH REIT back into compliance with the requirement set forth above, will be automatically disqualified from the office.
Voting
Shareholders holding a majority of the Corporation and ESH REIT shares of capital stock entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders of the Corporation and ESH REIT, except as otherwise provided under the charters and bylaws of the Corporation and ESH REIT.
Action by Written Consent
The charter of the Corporation provides that stockholder action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent by such stockholders in lieu of a stockholder meeting; provided, however that stockholder action may be taken by holders of the voting preferred stock, voting separately as a series or separately as a class with one or more other such series without prior notice and without a vote to the extent expressly so provided by the applicable certificate of designation.

Ability to Call Special Meetings
The bylaws of the Corporation and ESH REIT provide that special meetings of their stockholders may be called at any time by the Board or the Chairman of the Board.
Advance Notice Provisions for Shareholders
To nominate directors to the boards of the Corporation or ESH REIT or bring other business before an annual meeting of stockholders of the Corporation or ESH REIT, a stockholder’s notice must be delivered to the Secretary of the Corporation or ESH REIT, as the case may be, at our principal executive offices no less than 90 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in the bylaws of the Corporation and ESH REIT.
Amending the Charters and Bylaws of the Corporation and ESH REIT
The charters of the Corporation and ESH REIT provide that the charters may generally be amended by the affirmative vote of a majority of the respective board of directors of the Corporation or ESH REIT and the affirmative vote of the majority of all shares of stock of the Corporation or ESH REIT then entitled to vote at any annual or special meeting of the Corporation or ESH REIT. The charters and bylaws of the Corporation and ESH REIT provide that the bylaws may generally be amended by the affirmative vote of a majority of the respective board of directors of the Corporation or ESH REIT and by the affirmative vote of the majority of all shares of stock of the Corporation or ESH REIT then entitled to vote at any annual or special meeting of stockholders of the Corporation or ESH REIT, respectively. However, the charters and bylaws, as the case may be, also provide that the affirmative vote of at least 66 2/3% of the outstanding shares of stock of the ESH REIT Class B common stock or the Corporation common stock entitled to vote are required to amend or repeal, or to adopt any provision inconsistent with, the provisions regarding corporate opportunities, entering into business combinations with interested stockholders, removal and vacancies of directors, action by written consent, calling special meetings of stockholders, or requiring advance notice of director nominations or other business before an annual or special meeting, as well as the amendment provision requiring that the foregoing provisions be amended or repealed only with a 66 2/3% vote.
Listing
The Paired Shares are listed on the Nasdaq Global Market under the symbol “STAY.”
Transfer Agent and Registrar
The transfer agent and registrar for the Paired Shares is American Stock Transfer & Trust Corporation, LLC.